

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 8, 2024

Johan (Thijs) Spoor
Chief Executive Officer
Perspective Therapeutics, Inc.
2401 Elliott Avenue, Suite 320
Seattle, WA 98121

> **Re: Perspective Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2024**
> **File No. 333-278362**

Dear Johan (Thijs) Spoor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Stephen Nicolai, Esq.